

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Michael Sicoli
Chief Financial Officer
GTT Communications, Inc.
7900 Tysons One Place
Suite 1450
McLean, Virginia 22102

> **Re: GTT Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Form 8-K filed May 3, 2018**
> **File Number 001-35965**

Dear Mr. Sicoli:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Note 10 - Income Taxes, page F-26

1.   We note that during the year ended December 31, 2017 you recorded a valuation allowance of $29 million against your net U.S. deferred tax assets and maintained a valuation allowance on $10.0 million of foreign NOLs. Please expand your disclosure to explain your basis for concluding that a valuation allowance is needed. Specifically, tell us and disclose the positive and negative evidence you considered in your determination, how that evidence was weighted, and how that evidence led you to determine it was necessary to record a valuation allowance.

Form 8-K filed May 3, 2018
Exhibit 99.1, page 1

2.   In your headline you present Adjusted EBITDA and omit the comparable GAAP measure, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please comply with this comment in your next earnings release.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Staff Attorney at 202-551-3778 or Kathleen Krebs, Special Counsel at 202-551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications